LAW OFFICES OF
ERIC P. LITTMAN, P.A.
7695 SW 104TH STREET
OFFICES AT PINECREST
SUITE 210
MIAMI, FL 33156

TELEPHONE : FACSIMILE : EMAIL :	(305) 663-3333 (305) 668-0003 Elittman@aol.com

October 5, 2012

SENT VIA EMAIL: collinska@sec.gov

Ms. Kathleen Collins
United States Security and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Pay Mobile, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011, filed April 10, 2012 Form 8-K filed June 12, 2012 File No. 001-16851

Dear Kathy:

Please be advised that we are in receipt of your September 25, 2012 letter with respect to Pay Mobile, Inc. and specifically its Form 8-K filed on September 6, 2012.   In response to your letter please be advised as follows:

1.	We have amended the 8-K to include the Pro-Forma Financial Information requested.

I trust that this is responsive to your comments.

Very truly yours,

/s/Eric P. Littman
Eric P. Littman
EPL/ica